

June 25, 2010

Carl J. Laurino
Chief Financial Officer
The Manitowoc Company, Inc.
2400 Soiuth 44th Street
Manitowoc, Wisconsin 54221-0066

   **RE: The Manitowoc Company, Inc.**
      **Form 10-K for the Fiscal Year ended December 31, 2009**
      **Filed March 1, 2010**
      **File No. 1-11978**

Dear Mr. Laurino:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1. Company and Basis of Presentation, page 48

1.      We see that during 2009 you recorded adjustments related to your income tax provision and the amortization of deferred financing fees which impacted the fiscal year ended December 31, 2008 and each of your first three fiscal quarters of 2009, respectively. Please tell us more about these adjustments, including the amounts related to each adjustment and the quarterly period to which each adjustment relates. In addition, tell us how management concluded these adjustments were not material to each related period and provide us with your SAB 99 and SAB 108 analysis supporting your conclusion.

Goodwill and Other Intangibles, page 61

2.      We note the disclosure that you engaged an independent third party valuation firm to assist in the impairment testing of goodwill. Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management.  In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters.  In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,


Kevin Kuhar
Accounting Reviewer